UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-28330

                           Notification of Late Filing

                                  (Check One):

   [X] Form  10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q  [ ] Form N-SAR

     For Period Ended: December 31, 1999 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I - Registrant Information

                     Full Name of Registrant Talk Visual Corporation

                           Former Name if Applicable:

              3550 Biscayne Blvd. Ste 706, Miami, Florida 33137-3857
            Address of Principal Executive Office (Street and Number)

                        Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

         Additional time is required to obtain information from outside parties verifying the value of a material item in the financial statements, in order for the independent auditors to release their report. It is anticipated that the filing will occur no later than Monday April 3, 2000. Please let me know if you need any additional information. I may be reached at the numbers above. Thank you.

                           Part IV - Other Information

         (1) Name and telephone number of person to contract in regard to this notification.

            C. Harold Snyder           305             572-0575
                (Name)             (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes   [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Talk Visual Corporation
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   March 30, 2000        By:  /s/ C. Harold Snyder
                                   -------------------------------------
                                   C. Harold Snyder
                                   Chief Financial Officer
                                  (Duly Authorized Officer and Principal
                                   Financial and Accounting Officer)


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